SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

               --------------------------------

                           FORM 11-K

               --------------------------------


(MARK ONE)

X  Annual Report pursuant to Section 15(d) of the Securities
   Exchange Act of 1934 for the fiscal year ended December 31, 1996

   Transition Report pursuant to Section 15(d) of the Securities
   Exchange Act of 1934 for the transition period from ______ to
   ______.


        STRUCTURAL DYNAMICS RESEARCH CORPORATION TAX DEFERRED
                   CAPITAL ACCUMULATION PLAN
                   (Full title of the plan)

            STRUCTURAL DYNAMICS RESEARCH CORPORATION
   (Name of issuer of the securities held pursuant to the plan)

             2000 Eastman Drive, Milford, Ohio 45150
             (Address of principal executive office)



             Structural Dynamics Research Corporation
             Tax Deferred Capital Accumulation Plan

                   Financial Statements and
                    Additional Information
                  December 31, 1996 and 1995

            Structural Dynamics Research Corporation
              Tax Deferred Capital Accumulation Plan


Table of Contents to Financial Statements and Additional Information



                                                          Page

Report of Independent Accountants                           1

Financial Statements:

Statement of Net Assets Available for Plan
Benefits by Fund                                           2-3

Statement of Changes in Net Assets Available for
Plan Benefits                                               4

Notes to Financial Statements                              5-11


Additional Information: *

Schedule I - Schedule of Assets Held for
Investment Purposes                                          12

Schedule II - Schedule of Reportable Transactions            13




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                  REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
of the Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


In our opinion, the accompanying statements of net assets available for benefits by fund and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these
financial statements based on our audits.   We conducted our audits
of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Cincinnati, Ohio
May 30, 1997


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Statement of Net Assets Available for Plan Benefits by Fund

(Amounts in thousands)

                                                     December 31, 1996

                    Company  Equity  Spectrum          Stable  Int'l. New
                    Stock    Income  Growth   Balanced Value   Stock  Horizons
                    Fund     Fund    Fund     Fund     Fund    Fund   Fund
Assets:
Investments,
at fair
value (Note 2):

Shares of
 Registered
  Investment Co.
  T. Rowe Price    $    --   $9,398  $5,850   $4,981  $7,309   $1,165  $3,292


Securities of
  participating
  employer          18,266       --      --       --      --       --      --

Cash                    --       --      --       --      --       --      --

Participants' loans     --       --      --       --      --       --      --
                    -------   -----   -----    -----   -----    -----   -----
Total investments   18,266    9,398   5,850    4,981   7,309    1,165   3,292
                    -------   -----   -----    -----   -----    -----   -----

Receivables:

Employer
 contributions         453       --      --       --      --       --      --

Participant
 contributions          74       84      64       52      58       23      62
                       ---      ---     ---      ---     ----     ----   -----

Total receivables      527       84      64       52      58       23      62
                      ----    -----     ----     ---    ----      ----    ----

Assets available for
plan benefits      $18,793   $9,482  $5,914   $5,033  $7,367   $1,188  $3,354
                   =======   ======  ======  =======  ======   ======  ======




                                Small Cap Science    Int'l.  Spectrum
                                Value     & Techn.   Bond    Income    Cash  Loan
                                Fund      Fund       Fund    Fund      Fund  Fund   Total
Assets:
Investments,
at fair
value (Note 2):

Shares of
 Registered
  Investment Co.
  T. Rowe Price                $2,191    $3,715      $209    $809      $--  $ --    $38,919

Securities of
  participating
  employer                         --        --        --      --       --     --    18,266

Cash                               --        --        --      --       20     --        20
Participants' loans                --        --        --      --       --    722       722
                                -----     -----       ---     ----     ----   ---    ------
Total investments               2,191     3,715       209     809       20    722    57,927
                                -----     -----       ---     ----     ----  ----    ------
Receivables:

Employer
 contributions                     --        --        --      --       --    --        453
Participant
 contributions                     34        77         6      16       --    --        550
                                -----      ----       ---    ----     -----  ----    ------
Total receivables                  34        77         6      16       --    --      1,003
                                ------     ----      ----   -----     ----  ----   --------
Assets available for           $2,225    $3,792      $215    $825      $20  $722    $58,930
plan benefits                   ======   ======     ======   =====    ===== =====   =======

                   The accompanying notes are an integral part
                          of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits by Fund
(Amounts in thousands)

                                        December 31, 1995


                    Company  Equity  Spectrum          Stable  Int'l. New
                    Stock    Income  Growth   Balanced Value   Stock  Horizons
                    Fund     Fund    Fund     Fund     Fund    Fund   Fund
Assets:
Investments, at
 fair
 value (Note 2):
Shares of
 Registered
 Investment Co.
 T. Rowe Price     $    --  $6,924   $4,370  $5,633    $152    $1      $--

 Securities of
  participating
  employer          27,263      --       --      --      --    --       --
 Participants'
  loans                 --      --       --      --      --    --       --
                   --------  -----    -----   ------    ----   ---    -----
                    27,263   6,924    4,370   5,633     152     1       --
 Deposit with
 insurance
 company (Note 4)       --       --      --      --      --    --       --
                   -------    -----   ------   ------    ---- ------  ------
  Total investments 27,263   6,924    4,370   5,633     152     1       --
                   -------   ------  -------  -------  ------ -----  ------
Receivables:
 Employer
 contributions         308      --       --      --      --    --       --
 Participant
  contributions         59      59       55      52      71     4       12
                   --------  -------   -----   ------   ----  ----    -----
   Total
    receivables        367      59       55      52      71     4       12
                   --------  --------  ------  ------  -----  -----  ------
Assets available
 for plan benefits $27,630  $6,983   $4,425  $5,685    $223    $5      $12
                  ========   ======   ======  =======  =====  =====  ======

                                            December 31, 1995

                        Small Cap    Science    Int'l.  Spectrum             Fixed
                        Value        & Techn.   Bond    Income   Cash  Loan  Interest
                        Fund          Fund      Fund    Fund     Fund  Fund   Fund     Total
Assets:
Investments, at
 fair value (Note 2):

Shares of
 Registered
 Investment Co.
 T. Rowe Price           $ 1            $ 1      $--      $--    $--    $ --  $   --    $17,082

 Securities of
  participating
  employer                --             --       --       --     --      --      --     27,263

 Participants' loans      --             --       --       --     --     284      --        284
                         -----        -----      -----    -----   ----   -----  --------  -------
                           1              1       --       --     --     284      --     44,629

 Deposit with
 insurance
 company (Note 4)         --             --       --       --     --      --   8,375      8,375
                         ------       ------     ------  -------  -----  ----  --------   ------
  Total investments        1              1       --       --     --     284   8,375     53,004
                         ------      --------    ------- -------  -----  ----  -------   -------
Receivables:
Employer contributions    --             --       --       --     --      --      --        308
Participant contributions  7             17        1       4      3       --      --        344
                         -------     --------    ------- ------  -----  -----  -------   -------
   Total receivables       7             17        1       4      3       --      --        652
                         ------      -------     ------- ------  -----  -----  -------   -------
Assets available
 for plan benefits        $8            $18      $ 1      $4     $3     $284  $8,375    $53,656
                        =======      ========    =======  =====  ====== =====  =======  ========


                 The accompanying notes are an integral part
                          of these financial statement.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Changes in Net Assets Available for Plan Benefits
(Amounts in thousands)

                      December 31, 1996     December 31, 1995
Additions:

Additions to net
 assets attributed to:-
 Investment income:
 Net (depreciation)/
  appreciation in fair
  value of investments     $ (5,801)         $25,278
  Interest                       45              578
  Dividends                   2,368            1,213
                            -------           ------
                             (3,388)          27,069
                            -------           ------
Contributions:
  Participant                 6,555            3,731
  Employer                    2,176            1,196
  Rollovers                   2,905               --
                            -------           ------
                             11,636            4,927
                            -------           ------
   Total Additions            8,248           31,996
                            -------           ------
Deductions:
  Benefits paid to
   participants              (2,967)          (3,188)
  Investment expenses            (7)            (123)
                            -------           ------
    Total Deductions         (2,974)          (3,311)
                            -------           ------
  Net increase                5,274           28,685
                            -------           ------
Net assets available
 for benefits:
  Beginning of period        53,656           24,971
                            -------          -------
  End of period             $58,930          $53,656
                            =======          =======
* See Note 7 for changes in net assets available for benefits by investment fund.

The accompanying notes are an integral part of these financial statements.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements
(Amounts in thousands)

(1)  Description of Plan

The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan")
provides only general information.   Participants should refer to
the Plan agreement for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan covering all salaried employees of the domestic divisions of Structural Dynamics Research
Corporation (the Company).   It is subject to the provisions of the
Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Contributions

A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 15%. The Company will reduce the participant's compensation by the authorized percentage, subject to limits specified by the Plan. A participant may also make voluntary contributions to plan of rollovers amounts from other benefit plans. The Company may provide a matching contribution equal to 50% of the participant's contribution (excluding rollovers). Additionally, a participant's contribution in excess of 6% of his compensation is disregarded for the purpose of determining the Company's matching contribution. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash. Participants other than officers can redirect the Company's accumulated matching contribution into other investment options offered under the Plan.

The Company may elect to make additional discretionary contributions. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to all
participants.   Participants other than officers can redirect the
Company's discretionary contributions into other investment options offered under the Plan.

(c)  Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan
earnings.   Earnings, gains and losses of each investment fund are
allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)  Vesting

Participants are immediately vested in their voluntary contributions
plus actual earnings thereon.   One hundred percent vesting in the
Company contributions occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. At December 31, 1996 and 1995, forfeited
nonvested accounts totaled $143 and $102, respectively.   During
1996 and 1995, employer contributions were not reduced from forfeited nonvested accounts.

(e)  Investment Options

Through October 31, 1995, participants directed employee and employer contributions in any of the following investment options:

--  Company Stock Fund

This fund is invested in Structural Dynamics Research Corporation
Common Stock.

--  Equity Fund

This fund is a portfolio of the common stocks of major corporations and cash reserves.

5

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)
(Amounts in thousands)

(e)  Investment Options (continued)

--  Growth Fund

This fund is a portfolio of common stocks of major corporations and cash reserves.

--  Balanced Fund

This fund is a portfolio of U.S. Government securities, the common stocks of major corporations and cash reserves.

--  Fixed Interest Fund

This fund is invested in a guaranteed investment contract with an insurance company.

As of November 1, 1995, all investments (except the Fixed Interest Fund which remained with the insurance company) were transferred to comparable funds at T. Rowe Price. These fund alternatives were a Company Stock Fund, Equity Income Fund, Spectrum Growth Fund and
Balanced Fund.   In addition to these funds, new investment
alternatives under T. Rowe Price include the following:

    --  Stable Value Fund

This fund is a portfolio of investment contracts issued by insurance companies and banks.

    --  International Stock Fund

This fund is a portfolio of common stocks of major non-U.S.
companies.

    --     New Horizons Fund

This fund is a portfolio of common stocks of growing companies.

    --     Small-Cap Value Fund

This fund is a portfolio of common stocks of undervalued small companies.

    --     Science and Technology Fund

This fund is a portfolio of common stocks of companies in the computer, electronics, biotechnology and chemical industries.

    --     International Bond Fund

This fund is a portfolio of government and corporate bonds issued overseas.

    --     Spectrum Income Fund

This fund is a portfolio of mutual funds including domestic and international bond funds, money funds and income-oriented stock funds.

(f)  Payment of Benefits

Under the terms of the Plan, participants' accounts are
distributable upon termination of employment.   Participants may
also make withdrawals in the case of financial hardship (as determined by the Plan Administrator).

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were approximately $0 and $262 at December 31, 1996 and 1995, respectively, and have been included as a component of assets available for plan benefits. The Plan is required to file a Form 5500 with the Internal Revenue Service which reflects benefits payable as a liability and, accordingly, a deduction from assets available for plan benefits.

6


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)
(Amounts in thousands)

(g)  Loans

The Plan allows participants to borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their interest in all funds other than the Company Stock Fund, within certain limitations
and upon approval by the Plan Administrator.   Loan transactions are
treated as a transfer to (from) the investment options of the Plan
from (to) the Loan Fund.   Loan terms range from 1 - 5 years or up
to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 2% over the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is
fixed for the entire repayment period.   Principal and interest is
paid ratably through monthly payroll deductions.

(h)  Trust Agreement

Through October 31, 1995, the Company had entered into a Trust Agreement with Smith Barney Shearson (Shearson), with respect to the operation of the Plan and the establishment and management of the trust fund. Shearson, as Trustee, initially invested all participants' contributions to the Plan into a money market account, and subsequently distributed the amounts among the funds as directed by the individual participants. Effective November 1, 1995, the Company entered in an agreement with T. Rowe Price Trust Company (T.
Rowe) whereby T. Rowe became the Trustee of the Plan. T. Rowe invests and holds all contributions made to it by the Plan Administrator and distributes the amounts among the funds as directed by the individual participants.

(2)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Investments and Income Recognition

Money market accounts are valued at cost which approximates fair
value.   All other investments are recorded at fair value based on
quotations obtained from national securities exchanges. Participant loans are recorded at the unpaid principal balances of the
individual loans.   See Note 4 for accounting for insurance company
contracts.

Purchases and sales of investments are recorded on the trade date. Gains or losses on the sale of investments are calculated on the
specific identification method.   Interest income is recorded on the
accrual basis.   Dividends are recorded on the ex-dividend date.

(d)  Contributions

Employee contributions are recorded in the period which the Company makes payroll deductions from the Plan participants' earnings.

(e)  Expenses

Certain administrative fees of the Plan are paid by the Company.
Investment expenses are paid by the Plan and are deducted from investment income.

(f)  Reclassifications

Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 presentation.

(g)  Payment of Benefits

Benefits are recorded when paid.


7

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)
(Amounts in thousands)

(3)  Benefit Obligations

Benefit obligations for persons who have withdrawn from participation in the Plan are as follows:

                                            December 31,
                                          1996      1995
Company Stock Fund                        --       $  19
Equity Fund                               --          37
Fixed Interest Fund                       --          --
Stable Value Fund                         --          64
Balanced Fund                             --         110
Growth Fund                               --          --
Spectrum Growth Fund                      --          32


These amounts are reflected as liabilities in the Plan's Form 5500.

 (4)  Investments

During 1995, the Plan maintained a deposit contract with Connecticut General Life Insurance Company (CIGNA). CIGNA held the Plan's investments in a guaranteed investment contract which provided an average rate of return of 7.63% for the year ended December 31, 1995.

As of December 31, 1995, the contract with CIGNA was terminated. A gain of $345 resulted over and above the contract value. The
contract was stated at contract value at December 31, 1995.   On
January 1, 1996, the contract value plus the gain was allocated to the T. Rowe Price Stable Value Fund.

At May 30, 1997, the fair market value of the Company's Common Stock was $24.50 per share. Based on shares held at December 31, 1996, this approximates a $4,110 increase in the value of the Common Stock Fund since December 31, 1996.

During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by ($5,801) and $25,278, respectively, as follows:




                                                    December 31,
                                                  1996      1995

Securities of participating employer            ($7,946)   $22,030
Mutual  funds                                     2,145        346
Common stocks                                         -      2,902
                                                --------  --------
Net change in fair value                        ($5,801)   $25,278

(5)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  Tax Status

The Plan obtained its latest determination letter on June 3, 1996, in which the Internal Revenue Service advised the Company that the Plan, including the amendments adopted on December 31, 1993 and October 1, 1995, was in compliance with the applicable requirements of the Internal Revenue Code and its underlying trust is tax exempt as of the financial statement date.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits by Fund
(Amounts in thousands)
                            December 31, 1995


                    Company  Equity  Spectrum          Stable
                    Stock    Income  Growth   Balanced Value  Int'l. New
                    Fund     Fund    Fund     Fund     Fund   Stock  Horizons
                    _______ _______ _______   ______   ____   ______ _______
Beginning Balance   $27,630  $6,983  $4,425  $ 5,685 $  223   $  5   $ 12
Additions:

 Investment income:

  Net (depreciation)
  appreciation in
  fair value
  of investments     (7,946)    914     535      441     --     61     39
  Interest               --      --      --       --     --     --     --
  Dividends              --     580     398      224    395     28    251
                    _______   ______    ____     ____   ____  ____   ____
                     (7,946)  1,494     933      665     89     89    290
                    _______   ______    ____     ____   ____  ____   ____

 Contributions:

  Participant           856     947     836      663    755    291    623

  Employer            2,176      --      --       --     --     --     --

  Rollovers             101     310     292       71    417    134    547
                    _______  ______   _____     ____   _____  ____  ______
                      3,133   1,257   1,128      734  1,172    425  1,170
                    _______  ______   _____     ____  _____   _____ ______

  Net Additions      (4,813)  2,751   2,061    1,399  1,567    514  1,460
                    _______  ______   _____     ____  _____  _____  ______



Deductions:

  Benefits paid
   to participants   (1,288)   (329)   (393)   (333)   (546)   (11)   (53)

  Investment expenses    (2)     (1)     (1)     (1)     (1)    --     --

  Transfers          (2,734)     78    (178) (1,717)  6,124    680  1,935
                    _______   ______   _____   _____  _____    ___  ______

Net Deductions       (4,024)   (252)   (572) (2,051)  5,577    669  1,882
                    _______  ______    _____   ____   _____  _____  ______

  Net (decrease)     (8,837)  2,499   1,489    (652)  7,144  1,183  3,342
increase            _______  ______   _____    ____   _____ ______  ______

Net assets available
for benefits:

Ending Balance
  12/31/96          $18,793  $9,482  $5,914  $ 5,033 $7,367 $1,188 $3,354
                    =======  =======  ======  ======  ====== =====  =====


                                         December 31, 1995


                   Small Cap Science  Int'l. Spectrum             Fixed
                   Value     & Techn. Bond   Income   Cash  Loan Interest
                   Fund      Fund     Fund   Fund     Fund  Fund   Fund   Total
                    _____    ____     ____  _____    ____ _____ _______ _____
Beginning Balance$    8      $   18   $  1   $  4    $ 3  $284 $8,375  $53,656

Additions:

 Investment income:

  Net (depreciation)
  appreciation in
  fair value
  of investments    213         (58)     3     (3)    --    --     --   (5,801)
  Interest          --           --     --     --     --    45     --       45
  Dividends          96         346      8     42     --    --     --    2,368
                   ____         ____    ___   ____    ____  ____  ____   _______
                    309         288     11     39     --    45     --   (3,388)
                   ____         ____    ___   ____    ____  ____  ____   _______

 Contributions:

  Participant       363         912     76    216     17    --     --    6,555

  Employer           --          --     --     --     --    --     --    2,176

  Rollovers         280         541     32    121     --    59     --    2,905
                   ____       ______   ___    ____    ___  ____    ____   _______
                    643       1,453    108    337     17    59     --   11,636
                   ____       ______   ___    ____   ____  ____    ____   _______

  Net Additions     952       1,741    119    376     17   104    --     8,248
                   ____       _____    ___   ____    ____  ____    ____   _______


Deductions:

 Benefits paid
 to participants    (13)         --     --     (1)    --    --    --    (2,967)

Investment expenses  (1)         --     --     --     --    --    --        (7)

 Transfers        1,279       2,033     95    446     --   334  (8,375)     --
                  _____       _____    ___    ____    ____ ____   _____  _______

Net Deductions    1,265       2,033     95    445     --   334  (8,375) (2,974)
                  _____       _____    ___    ____    ____  ____  _____  _______

  Net (decrease)  2,217       3,774    214    821     17   438  (8,375)  5,274
increase          _____       _____    ___    ____  ____  ____  _____  _______
Net assets
available
for benefits:
Ending Balance
  12/31/96       $2,225      $3,792   $215   $825    $20  $772 $  --   $58,930
                =======      ======   ====   ====    ===   ==== =====   =======

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)
(Amounts in thousands)


(7)  Changes in Net Assets Available For Benefits by Investment Fund (continued)
                              Company                                                    Fixed
                              Stock       Equity      Growth      Balanced    Loan       Interest
                              Fund        Fund        Fund        Fund        Fund       Fund      Total
Beginning Balance 1/01/95    $ 4,887       $5,537     $3,081      $4,103      $285     $7,078    $24,971
Additions:
Investment income:
Net appreciation in fair value
of investments                11,694        1,119        944         839        --         --      14,596
Interest                           1            9         11         117        26        414         578
Dividends                         --          101         19          39        --         --         159
                              ------        -----      -----      ------      ----      -----      ------
                              11,695        1,229        974         995        26        414      15,333
                              ------        -----      -----      ------      ----      -----      ------
Contributions:
Participant                      479          541        591         546        --        690       2,847
Employer                          --           --         --          --        --         --          --
                              ------        -----      -----      ------      ----      -----      ------
                                 479          541        591         546        --        690       2,847
                              ------        -----      -----      ------      ----      -----      ------
Total Additions               12,174        1,770      1,565       1,541        26      1,104      18,180
                              ------        -----      -----      ------      ----      -----      ------
Deductions:
Benefits paid to participants   (470)        (531)      (560)       (376)       --       (745)     (2,682)
Investment expenses               --          (61)       (27)        (35)       --         --        (123)
Transfers                        (90)        (238)      (108)         38       (26)       424          --
                              -------       ------     -----      ------      ----      -----      ------
Total Deductions                (560)        (830)      (695)       (373)      (26)      (321)     (2,805)
                              -------       ------     -----      ------     -----      -----      ------
Net increase (decrease)       11,614          940        870       1,168        --        783      15,375
Net assets available for
  benefits:

Ending Balance 10/31/95      $16,501       $6,477     $3,951      $5,271      $285     $7,861     $40,346
                              ======        =====     ======       =====      ====     ======      ======

10



Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)

(Amounts in thousands)

(7)Changes in Net Assets Available For Benefits by Investment Fund
   (continued)

                       Company  Equity  Spectrum          Stable  Int'l. New
                       Stock    Income  Growth   Balanced Value   Stock  Horizons
                       Fund     Fund    Fund     Fund     Fund    Fund   Fund


Transfer from previous
administrator 11/01/95  $16,501  $6,477  $3,951   $5,271    $--     $--     $--


Additions:

 Investment income:

 Net appreciation/
(depreciation) in
 fair value of
 investments             10,336     261     (48)     133     --     --      --

 Dividends                   --     195     296       90      1     --      --
                         ------   -----    ----    -----   ----  -----   -----
                         10,336     456     248      223      1     --      --
                         ------   -----    ----    -----   ----  -----   -----

 Contributions:
    Participant             141     156     164      150    222      5      12
    Employer                863      56     113       75     --     --      --
                         ------   -----    ----    -----  -----  -----  ------
                          1,004     212     277      225    222      5      12
                         ------   -----    ----    -----  -----  -----  ------
   Total Additions       11,340     668     525      448    223      5      12
                         ------  ------    ----    -----  -----  -----  ------

Deductions:

  Benefits paid to
    participants           (211)   (162)    (51)     (34)    --     --      --
                         -------  ------   -----     ----  ----  -----   -----
  Investment expenses        --      --      --       --     --     --      --
                         ------- -------  -------   ------ ----- ------  -----
     Total Deductions      (211)   (162)    (51)     (34)    --     --      --
                         ------- -------  -------- ------- ----- -------- ----
  Net increase(decrease) 11,129     506     474      414    223      5      12
                         ------- ------- --------- ------- ----- -------- ----
Net assets available
for benefits:

Ending Balance 12/31/95 $27,630  $6,983  $4,425   $5,685   $223     $5     $12
                        ======== ======= ======    =====   =====   ====    ===



                      Small Cap Science  Int'l. Spectrum                Fixed
                      Value     & Techn. Bond   Income     Cash   Loan  Interest
                      Fund      Fund     Fund   Fund       Fund   Fund   Fund   Total


Transfer from previous
administrator 11/01/95  $--      $--     $--      $--       $--   $285  $7,861 $40,346


Additions:

 Investment income:

 Net appreciation/
(depreciation) in
 fair value of
 investments             --       --      --       --        --     --      --  10,682

 Dividends               --       --      --       --        --     --     472   1,054
                      -----     ----  ------    -----     -----  ------  -----  ------
                         --       --      --       --        --     --     472  11,736
                      -----    -----  ------    -----    ------ -------  -----  ------

 Contributions:
    Participant           8       18       1        4         3     --      --     884
    Employer             --       --      --       --        --     --      89   1,196
                      -----   ------   ------  ------    ------ ------- ------  ------
                          8       18       1        4         3     --      89   2,080
                     ------    -----    ----    -----     -----  ------ ------  ------
   Total Additions        8       18       1        4         3     --     561  13,816
                     ------   ------    ----    -----     -----   ----- ------  ------

Deductions:

  Benefits paid to
    participants         --       --      --       --        --     (1)    (47)   (506)
                    -------   ------   -----     ----      ----  -----   -----  ------
 Investment expenses     --       --      --       --        --     --      --      --
                    -------  -------  -------   ------   ------  ------ ------  ------
  Total Deductions       --       --      --       --        --     (1)    (47)   (506)
                    -------  -------  -------- -------    ----- ------- ------ -------
Net increase(decreas      8       18       1        4         3     (1)    514  13,310
                    -------  ------- --------- -------    ----- ------- ------- ------
Net assets available
for benefits:

Ending Balance 12/31/95 $ 8      $18     $ 1      $ 4       $ 3   $284  $8,375 $53,656
                       ===== =======   ======    =====     =====   ====  ===== ========

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Additional Information
Schedule of Assets Held For
Investment Purposes - Form 5500 Item 27 (a)     Schedule I



                                  Cost            Fair Value
*     SDRC Common Stock       $11,348,616         $18,265,724

*     T. Rowe Price:
      Equity Income Fund        8,327,844           9,398,169
      Spectrum Growth Fund      5,417,150           5,850,038
      Balanced Fund             4,518,151           4,980,910
      Stable Value Fund         7,308,942           7,308,942
      International Stock Fund  1,108,276           1,165,433
      New Horizons Fund         3,268,367           3,291,744
      Small-Cap Value Fund      1,995,188           2,191,333
      Science and Technology
        Fund                    3,793,416           3,715,000
      International Bond Fund     206,006             208,513
      Spectrum Income Fund        810,103             808,896

      Cash Fund                    20,125              20,125

Participants' Loans               721,878             721,878

            Total             $48,844,062         $57,926,705

*  Denotes party-in-interest


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Additional Information
Schedule  of Reportable Transactions - Form  5500
Item 27 (d)                                                                  Schedule II

                                                                                   Current value
Identify of    Description    Number of                                 Cost of    on transaction
party involved of investment  transactions Purchase Price Selling Price asset sold      date       Net gain
T. Rowe Price

Company Stock    Stock          86          4,838,851                                4,755,329
Fund             Fund          102                         6,114,091     2,211,035   6,114,091     3,903,056


Equity Income    Mutual         87          2,756,893                                2,756,364
Fund             Fund           87                         1,192,075     1,121,848   1,192,075        70,227


Spectrum Growth  Mutual         66          2,050,539                                2,050,539
Fund             Fund           90                         1,106,678     1,053,853   1,106,678        52,825

Balanced         Mutual         54          1,359,653                                1,359,653
Fund             Fund          105                         2,448,682     2,347,330   2,448,682       101,352

Stable Value     Mutual         64         11,088,505                               11,088,505
Fund             Fund          119                         4,014,127     4,014,127   4,014,127

New Horizons     Mutual         26          3,463,975                                3,463,975
Fund             Fund           15                           209,959       195,795     209,959        14,164

Small-Cap Value  Mutual        109          2,263,561                                2,263,561
Fund             Fund           24                           285,178       269,567     285,178        15,611

Science and      Mutual        132          4,127,558                                4,127,558
Technology Fund  Fund           38                           353,750       338,399     353,750        15,351

Connecticut      Guaranteed
General Life     Income
Insurance Company Contract       2                         8,374,512     8,374,512   8,374,512


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

STRUCTURAL DYNAMICS RESEARCH CORPORATION
TAX DEFERRED CAPITAL ACCUMULATION PLAN

By:  /s/ Bryan M. Valentine               Date:  6/23/97
     Bryan M. Valentine
     Vice President-Human Resources

By:  /s/ Jeffrey J. Vorholt               Date:  6/23/97
     Jeffrey J. Vorholt
     Vice President, Chief Financial Officer and Treasurer





               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-22136) of Structural Dynamics Research Corporation of our report dated May 30, 1997 appearing on page 1 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K for the year ended December 31, 1996.



/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Cincinnati, Ohio
June 26, 1997